

March 16, 2016

Mail Stop 4546

Thomas D. Miller
Chief Executive Officer
Quorum Health Corporation
4000 Meridian Boulevard
Franklin, Tennessee 37067

  Re: **Quorum Health Corporation**
     Amendment No. 4 to Exchange Act Registration Statement on Form 10
     Filed March 7, 2016
     File No. 001-37550

Dear Mr. Miller:

  We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Our Business Strategy, page 2

Improve Operating and Financial Performance, page 3

1. We note your statement here that you intend to pursue selected divestitures. We further note your disclosure on page 110 that you have identified a number of hospitals for possible divestiture and that the hospitals you have identified generated net operating revenues of approximately $250 million for the year ended December 31, 2015, with approximately $8 million of operating losses before the allocation of management fees and depreciation and amortization. Although your strategic review remains incomplete, please revise your Information Statement Summary to disclose upfront the potential scope of your divestiture strategy and to describe the rationale for it.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mary Mast, Staff Accountant, at (202) 551-3613 or Lisa Vanjoske, Staff Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance